Devon Energy Corporation 20 North Broadway Oklahoma City, OK 73102-8260	405 552 4702 Phone 405 552 7692 Fax danny.heatly@dvn.com
August 18, 2010
Via EDGAR and Facsimile No. 703 813 6982
Attention: Mr. Bob Carroll, Division of Corporation Finance
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Devon Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Response Letter Dated June 25, 2010 File No. 1-32318
Dear Mr. Schwall:
This letter responds to the staff’s comment letter dated August 4, 2010, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2009, filed February 25, 2010 (File No. 1-32318). Devon’s responses to the staff’s comments are set forth below:
Exhibits 99.1, 99.2 and 99.3
SEC Comment
1.	We direct your attention to prior comment one in our letter dated April 8, 2010. Please obtain and file revised reports that comply with such comment.
Response
We filed on this date a Form 10-K/A that includes revised Exhibits 99.1, 99.2 and 99.3. The revised exhibits do not contain the previous language that suggested a limit on potential investor reliance. Language that clarifies the reports are intended for public disclosure is included in the third and fourth paragraphs of page four in Exhibit 99.1, the first and second paragraphs of page nine in Exhibit 99.2, and the last paragraph of page two and the first paragraph of page three in Exhibit 99.3.
SEC Comment
2.	We note your response to prior comment six in our letter dated June 11, 2010. We do not agree with your position that “...inclusion of weighted average prices in the third-party reports would have no relevance.” Assuming that the third-party reports cover a significant portion of your properties (92% in this case), comparison between weighted average prices in the reports and benchmark prices can be valuable information for the public. It is the staff’s position that

U.S. Securities and Exchange Commission	page 2
August 18, 2010
the weighted average prices used in the third-party report is a primary economic assumption under Item 1202(a)(8)(v) of Regulation S-K. Please revise the report accordingly.
Response
Exhibits 99.1, 99.2 and 99.3 to the Form 10-K/A filed on this date disclose the relevant benchmark prices and the weighted average prices. Such prices are included in the first paragraph of page three in Exhibit 99.1, the table on page seven in Exhibit 99.2, and the table on page 16 of the “Evaluation Procedure — Definitions and Methodology” section in Exhibit 99.3.
SEC Comment
3.	We note that the third party report by LaRoche discloses that your estimates are “in the aggregate reasonable” but there is no statement that the third party’s estimates and yours are within 10% of each other. Reasonable agreement is defined by Society of Petroleum Engineers as within 10%. Since LaRoche has stated that it subscribes to the standards of the SPE, such a statement is appropriate. Please amend your document to include, if true, this statement.
Response
Exhibit 99.1 to the Form 10-K/A filed on this date includes the statement that LaRoche’s estimates and Devon’s estimates are within 10% of each other. This statement is included in the fourth paragraph of page two in Exhibit 99.1.
SEC Comment
4.	We note the statement “Devon’s estimates of proved oil and gas reserves and future cash flow...are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.
Response
The quoted passage from Exhibit 99.1 of our Form 10-K was originally derived from Exhibit “A” of the SPE document titled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (last updated on February 19, 2007). Although Devon utilizes a multitude of references in the compilation of reserves estimates, there is no singular list of “principles” that can be referenced. Consequently, the language in the fourth paragraph of page two in Exhibit 99.1 to the Form 10-K/A filed on this date has been modified as follows:

U.S. Securities and Exchange Commission	page 3
August 18, 2010
“Devon’s estimates of proved oil and gas reserves and future cash flow...are in the aggregate reasonable, are within 10 percent of our numbers and have been prepared in accordance with generally accepted petroleum engineering and evaluation methods and procedures.”
In connection with the above responses to the staff’s comments, Devon acknowledges that:
•	Devon is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Danny J. Heatly
Danny J. Heatly
Senior Vice President — Accounting and Chief Accounting Officer